UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170160

DIVISION OF
CORPORATION FINANCE

February 16, 2017

Mary Louise Weber
Verizon Communications Inc.
mary.l.weber@verizon.com

Re: Verizon Communications Inc.
Incoming letter dated December 30, 2016

Dear Ms. Weber:

This is in response to your letters dated December 30, 2016 and February 3, 2017 concerning the shareholder proposal submitted to Verizon by the Park Foundation. We also have received letters on the proponent's behalf dated January 24, 2017 and February 6, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Jonas Kron
Trillium Asset Management, LLC
jkron@trilliuminvest.com

February 16, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 30, 2016

The proposal asks the board to review and publicly report on the company's progress toward implementing its various commitments pertaining to privacy, free expression and data security.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(7), as relating to Verizon's ordinary business operations. In this regard, we note that the proposal relates to procedures for protecting customer information. Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mitchell Austin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

TRILLIUM ASSET MANAGEMENT®

February 6, 2017

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2017 Annual Meeting Shareholder Proposal of The Park Foundation

Dear Sir/Madam:

This letter is submitted on behalf of The Park Foundation by Trillium Asset Management, LLC, as its designated representative in this matter (hereinafter referred to as "Proponent"), who is the beneficial owners of shares of common stock of Verizon Communications Inc. (hereinafter referred to as "Verizon" or the "Company"), and who has submitted a shareholder proposal (hereinafter referred to as "the Proposal") to Verizon, to respond to the supplemental letter dated February 3, 2017 sent to the Office of Chief Counsel by the Company, in which Verizon contends that the Proposal may be excluded from the Company's 2017 proxy statement under rule 14a-8(i)(17).

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Verizon's counsel Mary Louise Webber, Assistant General Counsel via e-mail at mary.l.weber@verizon.com.

While we acknowledge the history of staff no-action letters on the subject of privacy and related issues it is clear that the staff will reach different conclusions when the subject matter has risen to the level of widespread public debate such that one can conclude that the proposal focuses on a significant policy issue.

An example of such a case is that of network neutrality. For years, shareholder proposals at Verizon and other telecommunication companies on the subject of network neutrality were excluded under 14a-8(i)(7). However, over time the issue grew in prominence and eventually the staff concluded that it was a permissible subject under the rule. *Verizon Communications Inc.* (February 13, 2012).

As the staff concluded in 2012, "In view of the sustained public debate over the last several years concerning net neutrality and the Internet and the increasing recognition that the issue raises significant policy considerations, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)."

We respectfully urge the staff to reach the same conclusion in this case. As our letter of January 24, 2016 illustrates the issues of privacy, freedom of expression, and data security are clearly issues of widespread public debate. Not only in the public sphere, but also in the investor sphere as evidenced by the questions put to Verizon management in the last four quarterly earnings calls.

Please contact me at (503) 592-0864 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Jonas Kron
Senior Vice President

cc: Mary Louise Webber at mary.l.weber@verizon.com
Assistant General Counsel
Verizon Communications Inc.

verizon✓

Mary Louise Weber
Associate General Counsel

One Verizon Way
Room 54S440
Basking Ridge, NJ 07920
Office: 908-559-5636
Fax: 908-696-2068
mary.l.weber@verizon.com

February 3, 2017

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2017 Annual Meeting
Shareholder Proposal of the Park Foundation

Ladies and Gentlemen:

I refer to my letter dated December 30, 2016, on behalf of Verizon Communications Inc. ("Verizon"), pursuant to which Verizon requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Verizon's view that the shareholder proposal and supporting statement (the "Proposal") submitted by Trillium Asset Management ("Trillium"), on behalf of the Park Foundation (the "Proponent") ,may be properly omitted from the proxy materials to be distributed by Verizon in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials") pursuant to Rule 14a-8(i)(7) (the "No Action Request"). On January 24, 2017, Verizon received a copy of a letter to the Staff dated January 24, 2017, submitted by Trillium in response to the No Action Request ("Proponent's Letter").

This letter is in response to the Proponent's Letter and supplements the No Action Request. In accordance with Rule 14a-8(j), a copy of this letter is being sent simultaneously to the Proponent and the Proponent's counsel.

The Proponent's Letter fails to rebut the numerous precedents that support exclusion of the Proposal under rule 14a-8(i)(7).

The Proponent's Letter doesn't even attempt to refute the numerous precedents cited by Verizon in the No Action Request that support exclusion of the Proposal from Verizon's 2017 proxy materials. These precedents reflect the Staff's long-standing position, recently affirmed *in AT&T Inc.* (February 5, 2016), that protecting customer information and complying with legal and regulatory requirement relating to privacy are basic management functions. The Proponent's Letter also fails to address the numerous precedents cited by Verizon in the No Action Request that support exclusion of a proposal in its entirety under rule 14a(i)(7) where only a portion of the proposal relates to ordinary business operations. As discussed in the No Action Request, Verizon believes that the Proposal may be properly excluded from its 2017 proxy materials pursuant to Rule 14a-8(i)(7), because the protection of customer privacy and data security are matters relating to ordinary business operations. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2017 proxy materials.

Verizon requests that the Staff send a copy of its determination of this matter to Trillium by email to jkron@trilliuminvest.com and to the undersigned by email to mary.l.weber@verizon.com.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Associate General Counsel

Enclosures

Cc: Jonas Kron, Trillium Asset Management LLC

TRILLIUM ASSET MANAGEMENT®

January 24, 2017

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2017 Annual Meeting Shareholder Proposal of The Park Foundation

Dear Sir/Madam:

This letter is submitted on behalf of The Park Foundation by Trillium Asset Management, LLC, as its designated representative in this matter (hereinafter referred to as "Proponent"), who is the beneficial owners of shares of common stock of Verizon Communications Inc. (hereinafter referred to as "Verizon" or the "Company"), and who has submitted a shareholder proposal (hereinafter referred to as "the Proposal") to Verizon, to respond to the letter dated December 30, 2016 sent to the Office of Chief Counsel by the Company, in which Verizon contends that the Proposal may be excluded from the Company's 2017 proxy statement under rule 14a-8(i)(17).

I have reviewed the Proposal and the Company's letter, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proposal must be included in Verizon's 2017 proxy statement because the Proposal focuses on a significant policy issue confronting Verizon. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Verizon's counsel Mary Louise Webber, Assistant General Counsel via e-mail at mary.l.weber@verizon.com.

The Proposal

The Proposal, the full text of which is attached as Attachment A, requests:

> the Board to review and publicly report (at reasonable cost, in a reasonable timeframe, and omitting proprietary and confidential information) on Verizon's progress toward

implementing its various commitments pertaining to privacy, free expression and data security.

SUPPORTING STATEMENT: A report adequate for investors to assess Verizon's progress would consider the company's relevant systems, policies, and procedures, including due diligence procedures, and it would address the company's relevant policy commitments including its Privacy Policies, Human Rights Policy, and Broadband Commitment Policy. This proposal does not request information on international activity, national security, nor disclosures that would violate any laws.

In 2017, after years of data breaches at a wide variety of companies and government entities; banner headlines about privacy protections provided by device makers like Apple and service providers like Yahoo; and controversies regarding freedom of expression on the internet spurred by whistleblowers and internet companies like Google – it is, for all intents and purposes, axiomatic to say that these fundamental risks and questions are the subject of widespread public debate. Whether it is President Trump's attack on CNN (a prospective acquisition of Verizon peer AT&T) as "fake news;" the record breaking data breach at Yahoo; or the endless stories about how all companies are using or potentially abusing personal information, it is a tautology to say that privacy, data security, and freedom of expression are significant policy issues confronting companies and our society.

As the Pew Research Center reported in September 2016: "Americans express a consistent lack of confidence about the security of everyday communication channels and the organizations that control them…Fully 91% of adults agree or strongly agree that consumers have lost control of how personal information is collected and used by companies."[1]

Therefore, we believe that the best place to consider the question of whether the Proposal focuses on a significant policy issue – thereby transcending Verizon's "ordinary business" - is with a singular critical fact: Verizon is in the middle of a proposed acquisition of Yahoo where privacy, data security, and freedom of expression[2] are not only central to the transaction, but where those issues are being hotly discussed in the public sphere. Below are materials on this point which demonstrate that shareholders have every reason to seek a report from their

[1] http://www.pewresearch.org/fact-tank/2016/09/21/the-state-of-privacy-in-america/

[2] We note that Verizon appears to concede that freedom of expression is a significant policy issue and is focusing its request on the question whether data security and privacy are significant policy issues. "While the Proposal arguably touches upon a significant social policy consideration by referencing free expression and Verizon's Human Rights Policy, its primary focus is privacy and data security." Verizon letter at page 4. We would observe that these three issues are inevitably intertwined. For example, consider the 2015 Stanford Law program "Privacy, Security And Freedom Of Expression" which discussed these interrelationships. http://cyberlaw.stanford.edu/events/privacy-security-and-freedom-expression-challenges-human-rights-and-data-regulation

representatives on the Board of Directors regarding how Verizon is implementing its privacy, data security, and freedom of expression commitments.

Yahoo is in the middle of two enormous data breaches. The first impacted a record 500 million Yahoo user accounts; the second broke that record with over 1 billion affected user accounts. This is no mere technical matter that is only of concern to management and the Board. This is a front-page, above-the-fold issue that anyone and everyone can understand and have an opinion about.

As Verizon contemplates its proposed acquisition of Yahoo, Yahoo's problems on data security and privacy are Verizon's problems. And if Verizon is going to move forward with the acquisition, investors in Verizon have every right to wonder, how will Verizon deal with this problem? How will Yahoo's policies and practices change and adjust to Verizon's? How will Verizon implement its policies and practices to account for this enormous reputational and legal challenge? Is Verizon agreeing to the right price for Yahoo? Has Verizon been successful enough in implementing its policies and practices thus far, to be able to handle this new challenge? These are not merely nitty-gritty questions that as a practical matter must be left to management. These are significant policy issues about which shareholders can rightfully inquire and rightfully form an opinion.

As evidence of this investor interest, we note that privacy and data security are issues that have been raised in every Verizon's quarterly earnings calls for the last four quarters.[3] For example, on Verizon's Q3 2016 earnings call, one analyst seeking clarity on privacy and security issues for Verizon, asked for further information on the data breach at Yahoo and how privacy concerns would impact the company. This question led management to respond that "we take privacy and security of our customers extremely seriously."[4] Privacy was also the subject of questioning on Verizon's Q2 2016 earnings call; and both privacy and data security were addressed in the Q1 2016 earnings call.

It is also worth highlighting that President Trump's nominee for the SEC Chair, Jay Clayton, may conclude that cybersecurity is a significant policy issue. As he wrote in a February 2016 co-authored article for a Wharton Business School publication, the issue is urgent and ubiquitous, a "crisis," they said. They went on to write:

> With more than 100 million Americans' personal data compromised in recent years — including credit-card information and medical records — it is no surprise that nine out of 10 Americans say they feel they have lost control of their personal information. These

[3] http://www.verizon.com/about/investors/quarterly-earnings
[4] http://www.verizon.com/about/file/19575/download?token=poRSqOIG

> cyber-threats are among the most urgent risk to America's economic and national security and the personal safety of its citizens. … President Obama recently announced the formation of a bipartisan Commission on Enhancing National Cybersecurity to focus on long-term solutions. It will be composed of top business, strategic and technology experts from inside and outside the government, and provide specific recommendations for bolstering cybersecurity awareness and protections across the public and private sectors over the next decade.

Perhaps most importantly, Mr. Clayton and his co-authors encouraged companies to "Verify and update processes with business **stakeholders**, including the C-suite and board." Which is precisely what we are asking for in this shareholder proposal – that shareholders (i.e. business stakeholders) get a report on how the company is implementing its data security commitments. Furthermore, the article emphasizes that companies should "Ensure that any communications plan covers all relevant constituencies — employees, consumers, customers, regulators and **investors**." (emphasis added). [5]

Mr. Clayton also co-authored a 2015 piece on cybersecurity in which he wrote, "Cyber risk is now a systemic threat to national security, economic sustainability, safety, public confidence, and to the freedoms that constitute our way of life."[6] If ever there was a description of a significant policy issue, this would be it.

It is, of course, important to remember that the SEC has focused on the issue itself for a number of years[7] and held its own event on the issue in March 2014.[8] At that event, hosted by then SEC Chair White, she pointed out that

> in October 2011, our Division of Corporation Finance issued guidance on existing disclosure obligations related to cybersecurity risks and incidents to assist public companies in framing disclosures of cybersecurity issues. That guidance makes clear that material information regarding cybersecurity risks and cyber incidents is required to be disclosed. … Since we issued that guidance, our staff has continued to study the important and challenging issues that cybersecurity presents to public companies, market participants, and investors, including the intersection of our investor-focused disclosure requirements and the types of information those with national security responsibility need in order to better protect our critical infrastructure. [9]

[5] http://knowledge.wharton.upenn.edu/article/how-the-ten-commandments-of-cyber-security-can-enhance-safety/
[6] http://knowledge.wharton.upenn.edu/article/we-dont-need-a-crisis-to-act-unitedly-against-cyber-threats/
[7] https://www.sec.gov/spotlight/cybersecurity.shtml
[8] https://www.sec.gov/spotlight/cybersecurity-roundtable.shtml
[9] https://www.sec.gov/News/PublicStmt/Detail/PublicStmt/1370541286468

The event included a panel entitled "*Public Company Disclosure"* which was moderated by Keith Higgins, Director, Division of Corporation Finance.[10]

In short, as demonstrated above and below, data privacy, data security, and its necessarily related sister issue of freedom of expression have been treated and discussed as a significant policy issues for years, for the sector, for Verizon, and for Yahoo.

Media Coverage

"Yahoo discloses hack of 1 billion accounts", *The Hill*

> "Yahoo on Wednesday disclosed a data breach from 2013 in which hackers may have stolen information from 1 billion user accounts. It's the second massive hack the company has revealed this year and is likely to increase scrutiny of Yahoo's security practices. The earlier hack affected 500 million accounts, a record-breaking amount at the time." http://thehill.com/policy/technology/310477-yahoo-discloses-hack-of-1-billion-accounts
> Also covered by
> *The Washington Post* -
> https://www.washingtonpost.com/business/technology/?utm_term=.e3c7b195644a
> *The Wall Street Journal* - http://www.wsj.com/articles/yahoo-discloses-new-breach-of-1-billion-user-accounts-1481753131

"Yahoo Faces SEC Probe Over Data Breaches", *Wall Street Journal*

> "But the Yahoo case appears to be unusual, experts said, both because of its scope and the timing of the disclosures. 'Here you are talking not just about the potential for a data breach, but a deal blowing up because of a data breach,' said John Reed Stark, a cybersecurity consultant who previously ran the SEC's office of internet enforcement."

"Privacy Debate Flares With Report About Yahoo Scanning Emails", *Wall Street Journal*

> "Big technology companies, including Google, Microsoft Corp., Twitter Inc. and Facebook Inc. denied scanning incoming user emails on behalf of the U.S. government, following a report that Yahoo Inc. had built such a system."
> http://www.wsj.com/articles/after-report-on-yahoo-tech-firms-deny-scanning-emails-for-u-s-government-1475627486
> See also, *New York Times,* "Subpoenas and Gag Orders Show Government Overreach, Tech Companies Argue" https://www.nytimes.com/2016/10/05/technology/subpoenas-and-gag-orders-show-government-overreach-tech-companies-argue.html

---

[10] https://www.sec.gov/News/PressRelease/Detail/PressRelease/1370541253749#.UzCB2ijip9U

“Poll: Americans Uneasy About Yahoo Surveillance Program”, *Morning Consult*

“Half of those surveyed about Yahoo’s surveillance program said they viewed it negatively because it violates the privacy of Yahoo Mail users. But 25 percent said the program was a good thing because intelligence officials would be able to view emails related to potential terrorist or crime plots. But 25 percent of respondents also said they didn’t know or had no opinion about the revelation of Yahoo’s email scanning program.” https://morningconsult.com/2016/10/12/poll-americans-uneasy-yahoo-surveillance-program/

“Report: Verizon wants $1 billion discount after Yahoo privacy concerns”, *TechCrunch*

“It’s bad news for Yahoo. The company is in the midst of finalizing its sale to Verizon, but recent revelations about hacking and spying may be costing them a pretty penny.” https://techcrunch.com/2016/10/06/report-verizon-wants-1-billion-discount-after-yahoo-privacy-concerns/

“What could happen to Yahoo if Verizon backs away from its $4.8 billion deal”, *The Washington Post*

“Yahoo, the troubled Internet company that once dominated the online search market, last week disclosed a massive data breach that occurred in 2013 and affected up to a billion users. The admission came just weeks after another announcement that hackers had put half a million Yahoo accounts at risk sometime in 2014. Together, they rank as the two biggest known hackings in corporate history.” https://www.washingtonpost.com/news/the-switch/wp/2016/12/21/what-could-happen-to-yahoo-if-verizon-backs-away-from-its-4-8-billion-deal/

“Yahoo scanned all of its users’ incoming emails on behalf of U.S. intelligence officials”, *The Washington Post*

“Yahoo in April of last year began secretly scanning the incoming emails of its hundreds of millions of users to comply with an order from the U.S. intelligence community, a move that prompted at least two company officials to leave, according to a former Yahoo employee familiar with the matter.” https://www.washingtonpost.com/news/the-switch/wp/2016/10/04/yahoo-scanned-all-of-its-users-incoming-emails-on-behalf-of-u-s-intelligence-officials/

Also covered by

New York Times - http://www.nytimes.com/2016/10/05/technology/daily-report-another-round-in-the-privacy-vs-security-debate-this-time-with-the-signal-app.html and http://www.nytimes.com/2016/10/06/technology/yahoo-email-tech-companies-government-investigations.html

Los Angeles Times - http://www.latimes.com/business/technology/la-fi-tn-signal-privacy-20161004-snap-story.html
CBS News - http://www.cbsnews.com/news/report-yahoo-customers-in-the-dark-as-email-scanned-for-nsa-u-s-intelligence/

"Reported Yahoo Email Scanning Revives Surveillance Concerns", *ABC News*

"As with Prism, the U.S. government appears to have demanded Yahoo's cooperation in an effort to sniff out terrorist threats and protect public safety. The government said Prism targeted the specific online accounts of foreigners." http://abcnews.go.com/Technology/wireStory/yahoo-deny-email-scanning-calls-story-misleading-42586661

"It took three years for Yahoo to tell us about its latest breach. Why does it take so long?", *The Washington Post*

"The scale of a second Yahoo breach disclosed on Wednesday was staggering, exposing information associated with a billion accounts. But, perhaps even more staggering was that the theft happened three years ago — and had not been reported until now. That probably left a lot of consumers wondering: Why does it take so long to find out that I've been hacked?" https://www.washingtonpost.com/news/the-switch/wp/2016/12/16/it-took-three-years-for-yahoo-to-tell-us-about-its-latest-breach-why-does-it-take-so-long/

"Yahoo under scrutiny after latest hack, Verizon seeks new deal terms", *Reuters*

"Yahoo Inc (YHOO.O) came under renewed scrutiny by federal investigators and lawmakers on Thursday after disclosing the largest known data breach in history, prompting Verizon Communications Inc (VZ.N) to demand better terms for its planned purchase of Yahoo's internet business." http://www.reuters.com/article/us-yahoo-cyber-idUSKBN14420S

"Yahoo Employees Knew in 2014 About State-Sponsored Hacker Attack", *New York Times*

"Yahoo employees knew in 2014 that a hacker backed by a foreign government had broken into its network, the company said in a securities filing on Wednesday." http://www.nytimes.com/2016/11/10/technology/yahoo-employees-knew-in-2014-about-hacker-attack.html

"Verizon: 'We have to assume' Yahoo's massive hack is a major deal", *The Washington Post*

"Verizon is doubling down on language it used last week to describe the massive, historic data breach affecting an estimated 500 million Yahoo accounts — a move that puts even greater pressure on the beleaguered Web company as it seeks to close a sale to the telecom giant." https://www.washingtonpost.com/news/the-switch/wp/2016/10/20/verizon-we-have-to-assume-yahoos-massive-hack-is-a-major-deal/

"Yahoo Says Traffic Rose Despite Hacking That Could Alter Verizon Deal", *New York Times*

"Yahoo said on Tuesday that it had actually gained a slight amount of traffic since its Sept. 22 disclosure that about 500 million accounts had been hacked. That appears to contradict Verizon's assertion last week that the damage to Yahoo's business from the breach could have been severe enough to set off a provision in the sale agreement that would allow Verizon to reopen the deal." http://www.nytimes.com/2016/10/19/technology/yahoo-says-traffic-rose-despite-hacking-that-could-alter-verizon-deal.html

"Yahoo profit beats Wall St., some analysts worry over effect of hack", *Reuters*

"Yahoo said in a filing with securities regulators shortly before the breach was disclosed that it knew of no cyber risks, raising questions about whether Verizon was informed of the breach in a timely fashion." http://www.reuters.com/article/us-yahoo-results-idUSKCN12I2L0

"What the Hacking at Yahoo Means for Verizon", *New York Times*

"Questions swirl about whether Verizon's $4.8 billion deal for Yahoo's core business will be renegotiated, or happen at all." http://www.nytimes.com/2016/09/24/technology/yahoo-hack-verizon.html

"This Civil Liberties Group Is Urging Verizon to Fix Yahoo User Protection", *Reuters*

An international civil liberties group that has worked with web companies on human rights and surveillance issues is asking Verizon Communications to examine a secret email scanning program run by its acquisition target Yahoo and improve on its user protection record. http://fortune.com/2016/10/12/access-now-verizon-yahoo/

"Cybersecurity Diligence Issues in Verizon-Yahoo Merger", *Bloomberg BNA*

U.S. tech companies are responding to pressure to shore up internal networks and information technology infrastructure as more and more companies face data breaches and other hacking incidents. However, many tech companies may not be paying careful attention to the same issues when acquiring another company. Mike VanDenBerg, managing director at KPMG Cyber, told Bloomberg BNA that "in the past cybersecurity in mergers and acquisitions was a 'defend yourself and check the box' strategy." But now during deals, the buyer should use an "offensive strategy" and the seller should "be more transparent," he said. https://www.bna.com/cybersecurity-diligence-issues-n73014446704/

And even well before its proposed acquisition of Yahoo, public policy controversy has swirled around Verizon for its privacy practices involving other aspects of the company's core businesses.

"Facebook, Google and now Verizon are accelerating their tracking efforts despite consumers' privacy concerns", *ReCode*

> Verizon has topped itself by playing Russian roulette with consumer trust in an attempt to compete with the advertising businesses of Google and Facebook. In an email announcement last Sunday night to select subscribers, Verizon signaled how it intends to compete with those two powerhouses, outlining its plan to combine offline information, such as postal address, email address and device type, with AOL browser cookies, Apple and Google advertising IDs, and their own unique identifier header.
> http://www.recode.net/2016/11/21/13692250/verizon-competing-facebook-google-isp-tracking-consumers-personal-data

"Verizon Claims Its Love of Privacy Slowed its Ad Ambitions", *DSL Reports*

> Verizon has of course been buying up failed 90s internet brands (AOL, Yahoo) in a desperate quest to become a new advertising powerhouse. The company's end goal: transform from stodgy old telco into something more like Google or Facebook. So far however those efforts haven't gone particularly well, unless they opted out.
> http://www.dslreports.com/shownews/Verizon-Claims-Its-Love-of-Privacy-Slowed-its-Ad-Ambitions-138663

"Verizon's Data Breach Fighter Gets Hit With, Well, a Data Breach", *Fortune*

> Verizon's division that helps Fortune 500 companies respond to data breaches, has suffered a data breach of its own. Customer contact information supposedly stolen from Verizon's enterprise unit appeared online earlier this week, reports Brian Krebs, an independent cybersecurity journalist. He happened upon the cache while trawling the web. During his search, Krebs noticed that "a prominent member of a closely guarded underground cybercrime forum posted a new thread advertising the sale of a database containing the contact information on some 1.5 million customers of Verizon Enterprise," as he writes on his site, KrebsOnSecurity.
> http://fortune.com/2016/03/24/verizon-enterprise-data-breach/

"Verizon takes Apple's side in FBI showdown", *Yahoo News*

> Verizon Wireless, the largest mobile carrier in the United States, has strongly — and rather unexpectedly — stood up in support of Apple in its legal showdown with the FBI. In a statement, CEO Lowell McAdam said "Verizon is committed to protecting customer privacy and one of the tools for protecting that privacy is encryption." According to the chief executive, Verizon supports "availability of strong encryption with no back doors."

And just like Apple's Tim Cook, McAdam is pushing for a resolution to be decided by Congress rather than having the outcome determined by a single judge or behind closed doors. "The case with Apple presents unique issues that should be addressed by Congress, not on an ad-hoc basis," McAdam said. https://www.yahoo.com/tech/verizon-takes-apple-side-fbi-192609774.html

"FCC Settles Verizon "Supercookie" Probe, Requires Consumer Opt-in for Third Parties"

March 7, 2016 – The Federal Communications Commission today announced a settlement resolving an investigation into Verizon Wireless's practice of inserting unique identifier headers or so-called "supercookies" into its customers' mobile Internet traffic without their knowledge or consent. These unique, undeletable identifiers – referred to as UIDH – are inserted into web traffic and used to identify customers in order to deliver targeted ads from Verizon and other third parties. As a result of the investigation and settlement, Verizon Wireless is notifying consumers about its targeted advertising programs, will obtain customers' opt-in consent before sharing UIDH with third parties, and will obtain customers' opt-in or opt-out consent before sharing UIDH internally within the Verizon corporate family. https://apps.fcc.gov/edocs_public/attachmatch/DOC-338091A1.pdf

"Verizon to Pay $1.35 Million to Settle Zombie Cookie Privacy Charges", *ProPublica*

Verizon agreed to pay $1.35 million to settle Federal Communications Commission charges that it violated customers' privacy when it used a hidden undeletable number to track cellphone users. In the settlement, Verizon also agreed to make its unkillable "zombie" cookie opt-in, meaning that users are not tracked by default. Previously, users had been tracked by default. https://www.propublica.org/article/verizon-to-pay-1.35-million-to-settle-zombie-cookie-privacy-charges

"Telecoms' Ambitions on Targeted Ads Seen Curbed by F.C.C.'s New Privacy Rules", *The New York Times*

In recent years, companies like Verizon and AT&T have made no secret of their ambitions to build online advertising businesses that can take on the behemoths of Silicon Valley. But those plans, and the billions of dollars that have been invested in them, are in peril after federal officials approved broad new privacy rules that will limit the extent to which companies can collect and use digital information about individuals. http://www.nytimes.com/2016/10/29/business/media/telecoms-ambitions-on-targeted-ads-seen-curbed-by-fccs-new-privacy-rules.html

"F.C.C. Tightens Privacy Rules for Broadband Providers", *The New York Times*

Federal officials on Thursday approved privacy rules that will curb the ability of broadband providers to collect data about users, dealing a blow to AT&T, Verizon

Communications and others that rely on such information for their advertising businesses. http://www.nytimes.com/2016/10/28/technology/fcc-tightens-privacy-rules-for-broadband-providers.html

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (503) 592-0864 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Jonas Kron
Senior Vice President

cc: Mary Louise Webber at mary.l.weber@verizon.com
Assistant General Counsel
Verizon Communications Inc.

Appendix A

Privacy, Free Expression, and Data Security

Issues of privacy, free expression and data security can result in risks for the company (via litigation, reputational damage, regulatory attention, or commercial disruptions) and may adversely affect shareholder value.

According to Human Rights Watch, "at present, private utilities and other companies around the world vary widely in what data they retain, and their practices in many instances affect or determine what governments are able to collect and monitor."

In 2015, in recognition of worldwide concerns over government surveillance and the role of telecommunications companies, the UN Human Rights Council appointed the UN Special Rapporteur on the Right to Privacy.

In 2013, it was revealed that a U.S. court order required Verizon to give the National Security Agency information on all telephone calls in its systems. In 2014, the German government cancelled a contract with Verizon because of its association with surveillance programs.

In July 2016, Verizon proposed to acquire Yahoo, Inc. for $4.8 billion. Subsequently, Verizon learned of a data breach involving an estimated 500 million Yahoo accounts. Additionally, Reuters reported that Yahoo secretly built a custom software program to search all of its customers' incoming emails for specific information flagged by U.S. intelligence officials. The EU's 28 data protection authorities have asked Yahoo to explain itself in light of EU law.

In August 2016, U.S. Senator Franken said: "I believe that all Americans have a fundamental right to privacy, which is why I have some concerns about what a Verizon-Yahoo deal would mean for the collection, use, and sharing of some of their customers' most sensitive digital information."

This aspect of the Yahoo deal could have financial impacts for years to come.

Since 2013, the Telecommunications Industry Dialogue (including AT&T and Vodafone) has gathered to "jointly address freedom of expression and privacy rights in the telecommunications sector in the context of the UN Guiding Principles on Business and Human Rights."

In 2016, Facebook, Google, LinkedIn, Microsoft and Yahoo (members of the Global Network Initiative ("GNI")) participated in independent assessments of implementing the GNI Principles, which "provide a framework to guide the ICT industry and its stakeholders on respecting the freedom of expression and privacy of users." Verizon has made several policy commitments regarding privacy, free expression and data security. However, it has not provided a significant account of how it implements those commitments.

RESOLVED: Verizon shareholders ask the Board to review and publicly report (at reasonable cost, in a reasonable timeframe, and omitting proprietary and confidential information) on Verizon's progress toward implementing its various commitments pertaining to privacy, free expression and data security.

SUPPORTING STATEMENT: A report adequate for investors to assess Verizon's progress would consider the company's relevant systems, policies, and procedures, including due diligence procedures, and it would address the company's relevant policy commitments including its Privacy Policies, Human Rights Policy, and Broadband Commitment Policy. This proposal does not request information on international activity, national security, nor disclosures that would violate any laws.

verizon✓

Mary Louise Weber
Associate General Counsel

One Verizon Way
Room 54S440
Basking Ridge, NJ 07920
Office: 908-559-5636
Fax: 908-696-2068
mary.l.weber@verizon.com

December 30, 2016

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2017 Annual Meeting
Shareholder Proposal of the Park Foundation

Ladies and Gentlemen:

I am writing on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Verizon may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Trillium Asset Management ("Trillium"), on behalf of the Park Foundation (the "Proponent"), from the proxy materials to be distributed by Verizon in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials"). A copy of the Proposal is attached as Exhibit A.

In accordance with Rule 14a-8(j), I am submitting this letter not less than 80 calendar days before Verizon intends to file its definitive 2017 proxy materials with the Commission and have concurrently sent a copy of this correspondence to Trillium, as the designated representative of the Proponent.

I. Introduction

The Proposal requests that the Verizon Board review and report on "Verizon's progress toward implementing its various commitments pertaining to privacy, free expression and data security." The supporting statement further specifies that "a report adequate for investors to assess Verizon's progress would consider the company's relevant systems, policies, policies and procedures, including due diligence procedures." Verizon believes that the Proposal may be properly excluded in its entirety from Verizon's 2017 proxy materials under Rule 14a-8(i)(7) because its primary focus is the protection of customer information and data security, which are matters relating to Verizon's ordinary business operations.

II. The Proposal impermissibly seeks to subject basic management functions to shareholder oversight

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight;" and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

Where a shareholder proposal involves the preparation of a report, the Staff has stated that it will look to whether the report's underlying subject matter concerns an ordinary business issue of the company. *Staff Legal Bulletin No. 14E* (October 27, 2009). In addition, there is no action precedent under Rule 14a-8(i)(7) to support the exclusion of a shareholder proposal in its entirety where only a portion of the proposal relates to ordinary business operations. In *CA, Inc.* (May 3, 2012), the Staff permitted exclusion of a proposal that addressed the issue of auditor independence, but also requested information about the company's policies and practices around the selection of the audit firm and management of the engagement, noting that these additional matters are "generally excludable under rule 14a-8(i)(7)." See also, *CVS Corporation* (February 1, 2000) (permitting exclusion of a proposal requesting a strategic report where some of the requested topics were ordinary business matters); *General Electric Company* (February 10, 2000) (permitting exclusion where "a portion of the proposal relates to ordinary business operations") and *Kmart Corporation* (March 12, 1999) (permitting exclusion of a proposal requesting a report on the company's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights and describing other matters to be included in the report, and specifically noting that "although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations").

Verizon believes that the Proposal may be properly excluded under Rule 14a-8(i)(7) because certain of the matters to be included in the requested report – namely, the Company's policies, procedures and systems for protecting customer information and ensuring data security -- relate to Verizon's ordinary business operations. The Staff has repeatedly recognized that protecting customer information is a basic management function that should not be subject to shareholder oversight. Recently, in *AT&T Inc.* (February 5, 2016), the Staff permitted exclusion of a proposal requesting a report clarifying the company's policies regarding providing customer information to law enforcement and assessing the risks arising from these policies, noting that "the proposal relates to procedures for protecting customer information and does not focus on a significant public policy issue." See, also, *AT&T Inc.* (January 26, 2009) (permitting exclusion of a proposal requesting a report addressing privacy and free expression in the context of internet providers), *Verizon Communications Inc.* (February 22, 2007) (permitting exclusion of a proposal that sought a report on the technical, legal and ethical policy issues pertaining to the disclosure of customer records and communications content to government agencies without a warrant and the effect of such disclosures on customer privacy rights as relating to "protecting customer information"); *AT&T Inc.* (February 7, 2008) (same);

The implementation of policies, procedures and systems for the protection of customer information and data security is a core management function and an integral part of Verizon's day-to day business operations. Verizon is one of the nation's largest communications companies, delivering wireline, wireless and broadband services to individual customers, businesses and government and wholesale customers. The level of privacy and data security provided by Verizon to its customers is fundamental to its service offerings and its ability to attract and retain customers. Verizon has technical, administrative and physical safeguards in place to help protect against unauthorized access to, use or disclosure of customer information and data and maintains security and incident response plans to handle incidents involving unauthorized access to private information. All employees are trained annually on Verizon's policies relating to privacy and information security and are subject to a code of conduct consistent with the company's policies. Moreover, ensuring data security requires specialized knowledge of network architectures, business practices and available network technology, and Verizon has highly trained teams of professionals dedicated to network security. The Board's Audit Committee oversees the company's risk management program relating to privacy and network security and the company's compliance in the areas of data and privacy protection. Given the importance of privacy and data security to Verizon's business and the specialized nature of these functions, they should not, as a practical matter, be subject to direct shareholder oversight.

The Proposal may also be properly excluded under Rule 14a-8(i)(7) because it implicates Verizon's compliance with legal and regulatory requirements relating to privacy and data security. The Staff has long identified a company's compliance with laws and regulation as a matter of ordinary business. In *Navient Corporation* (March 26, 2015), the Staff permitted exclusion of a proposal requesting a report on its internal controls over its student loan servicing operations, including a discussion of the actions taken to ensure compliance with applicable law, noting that "proposals that concern a legal compliance program are generally excludable under Rule 14a-8(i)(7)." See, also, *FedEx Corporation* (July 14, 2009), *Verizon Communications Inc.* (January 7, 2008), The AES Corporation (January 9, 2007) and *H&R Block, Inc.* (August 1, 2006).

The development and implementation of policies and procedures to comply with legal and regulatory requirements applicable to privacy and data security are an integral part of Verizon's day-today business operations. Verizon is subject to federal, state and international laws and regulations relating to privacy and data security that impact all parts of its business, including voice, wireless, broadband, and the development and roll out of new products, such as those in the IoT space. At the federal level, much of the company's business is subject to the Federal Communication Commission's ("FCC") privacy and data security requirements. In November 2016, the FCC adopted new privacy and data security rules that will apply to all telecommunications services, including the company's fixed and mobile voice and broadband services. Other parts of the company's business are subject to the privacy and data security oversight of other federal regulators, including the Federal Trade Commission. In addition, a new data protection regulation will go into effect in Europe in May 2018 that includes significant penalties for non-compliance. Verizon's management is in the best position to ensure compliance with these legal and regulatory requirements. The Proposal impermissibly seeks to subject this complex aspect of Verizon's business operations to shareholder oversight.

III. Conclusion

While the Proposal arguably touches upon a significant social policy consideration by referencing free expression and Verizon's Human Rights Policy, its primary focus is privacy and data security. As discussed above, the Staff has consistently agreed that the protection of customer privacy and data security are matters relating to ordinary business operations. The Staff has also consistently agreed with the exclusion of a shareholder proposal in its entirety where only a portion of the proposal relates to ordinary business operations. Accordingly, Verizon believes that the Proposal may be properly excluded from its 2017 proxy materials under Rule 14a-8(i)(7) and respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2017 proxy materials.

Verizon requests that the Staff send a copy of its determination of this matter to Trillium by email to jkron@trilliuminvest.com and to the undersigned by email to mary.l.weber@verizon.com.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Associate General Counsel

Enclosures

Cc: Jonas Kron, Trillium Asset Management LLC

TRILLIUM
ASSET MANAGEMENT®

November 10, 2016

Assistant Corporate Secretary
Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York 10036

Dear Assistant Secretary:

On behalf of the Park Foundation, Trillium Asset Management LLC ("Trillium"), as its investment advisor, hereby submits the enclosed shareholder proposal with Verizon Communications for inclusion in the 2017 proxy statement and in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Park Foundation holds more than $2,000 of Verizon common stock, acquired more than one year prior to today's date and held continuously for that time. As evidenced in the attached letter, Park Foundation will remain invested in this position continuously through the date of the 2017 annual meeting. We will forward verification of the position separately. Park Foundation will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Please direct any communications to me at (503) 894-7551, or via email at jkron@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC

Enclosures

Privacy, Free Expression, and Data Security

Issues of privacy, free expression and data security can result in risks for the company (via litigation, reputational damage, regulatory attention, or commercial disruptions) and may adversely affect shareholder value.

According to Human Rights Watch, "at present, private utilities and other companies around the world vary widely in what data they retain, and their practices in many instances affect or determine what governments are able to collect and monitor."

In 2015, in recognition of worldwide concerns over government surveillance and the role of telecommunications companies, the UN Human Rights Council appointed the UN Special Rapporteur on the Right to Privacy.

In 2013, it was revealed that a U.S. court order required Verizon to give the National Security Agency information on all telephone calls in its systems. In 2014, the German government cancelled a contract with Verizon because of its association with surveillance programs.

In July 2016, Verizon proposed to acquire Yahoo, Inc. for $4.8 billion. Subsequently, Verizon learned of a data breach involving an estimated 500 million Yahoo accounts. Additionally, Reuters reported that Yahoo secretly built a custom software program to search all of its customers' incoming emails for specific information flagged by U.S. intelligence officials. The EU's 28 data protection authorities have asked Yahoo to explain itself in light of EU law.

In August 2016, U.S. Senator Franken said: "I believe that all Americans have a fundamental right to privacy, which is why I have some concerns about what a Verizon-Yahoo deal would mean for the collection, use, and sharing of some of their customers' most sensitive digital information."

This aspect of the Yahoo deal could have financial impacts for years to come.

Since 2013, the Telecommunications Industry Dialogue (including AT&T and Vodafone) has gathered to "jointly address freedom of expression and privacy rights in the telecommunications sector in the context of the UN Guiding Principles on Business and Human Rights."

In 2016, Facebook, Google, LinkedIn, Microsoft and Yahoo (members of the Global Network Initiative ("GNI")) participated in independent assessments of implementing the GNI Principles, which "provide a framework to guide the ICT industry and its stakeholders on respecting the freedom of expression and privacy of users." Verizon has made several policy commitments regarding privacy, free expression and data security. However, it has not provided a significant account of how it implements those commitments.

RESOLVED: Verizon shareholders ask the Board to review and publicly report (at reasonable cost, in a reasonable timeframe, and omitting proprietary and confidential information) on Verizon's progress toward implementing its various commitments pertaining to privacy, free expression and data security.

SUPPORTING STATEMENT: A report adequate for investors to assess Verizon's progress would consider the company's relevant systems, policies, and procedures, including due diligence procedures, and it would address the company's relevant policy commitments including its Privacy Policies, Human Rights Policy, and Broadband Commitment Policy. This proposal does not request information on international activity, national security, nor disclosures that would violate any laws.

PARK
FOUNDATION

October 31, 2016 VIA EMAIL SCAN

Brianna Murphy
Vice President, Shareholder Advocacy
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Dear Ms. Murphy:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of the Park Foundation at Verizon Communications for inclusion in its 2017 proxy materials concerning privacy, free expression, and data security.

The Park Foundation is the beneficial owner of more than $2,000 worth of Verizon Communications common stock that it has held continuously for more than one year. The Park Foundation intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2017.

The Park Foundation specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. The Park Foundation intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. The Park Foundation understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal

Sincerely,

Jon M Jensen
Executive Director

Park Foundation Inc. P.O. Box 550 Ithaca, New York 14851
Tel: 607/272-9124 Fax: 607/272-6057